July 24, 2018

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States

as representatives of the several underwriters

VIA EDGAR

Ms. Barbara C. Jacobs, Assistant Director

Ms. Folake Ayoola, Special Counsel

Mr. Stephen Krikorian, Accountant Branch Chief

Mr. Ryan Rohn, Staff Accountant

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Opera Limited (CIK No. 0001737450)

Registration Statement on Form F-1, as amended (File No. 333-226017)

Registration Statement on Form 8-A (File No. 001-38588)

Ladies and Gentlemen:

We hereby join Opera Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time, on July 26, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 410 copies of the Company’s preliminary prospectus dated July 13, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative of the several underwriters

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Philip Ho
Name:	Philip Ho
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

As representative of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Perry
Name:	James Perry
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]